







PRESSE RELEASE

(English translation for information purposes only)

Arcelor sells its stake in International Métal Services to Chequers Capital

Paris, 27 July 2004 - Arcelor Group and the investment fund Chequers Capital reached a final agreement on 23 July 2004 regarding the acquisition, subject to certain conditions (notably authorisation from competent anti-trust authorities), by Financière Mistral, the acquisition vehicle set up and controlled by Chequers Capital, of the 36% stake held by Produits d'Usines Métallurgiques PUM – Station Service Acier (Arcelor Group), in the share capital of IMS - International Métal Service, for a price of EUR 5 per share.. The shares of IMS are listed on the "Second Marché" of Euronext Paris. In this context, representations and warranties were granted by PUM in favour of Financière Mistral.

Under this agreement, it is also provided that Arcelor Group will acquire, through Usinor, a minority stake for an amount of EUR 11 million in the share capital of Financière Mistral. Furthermore, PUM has undertaken to subscribe for bonds issued by Financière Mistral for an amount of 7 million Euros with a maturity date on 31 December 2009 and bearing capitalized interest at a yearly rate of 6.15%.

Arcelor is the worlds largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tonnes of steel in 2003. Employing 98,000 employees in 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

Chequers Capital is an independent private equity house, active in France since 1973 and specialising for the last ten years in majority LBO transactions.

PUM and Usinor are fully owned subsidiaries of Arcelor

Press relations
Patrick Seyler +352 4792 2362

Investor relations
Martine Hue +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 98 98

arcelor

PRESS RELEASE

2004 First Half Results

Arcelor delivers strong industrial and financial performances

- **Net result more than doubled to EUR865 million;**
- **Strong cash generation reduced net financial debt – gearing down to 38%;**
- **Good set of numbers expected for 2004.**

Arcelor's profitability improved significantly in the first half of 2004, driven by strong contributions from the Long Carbon Steel and Distribution-Transformation-Trading sectors, particularly in the second quarter. Consolidated Group revenue was EUR14,593 million, up 7.4% compared to the first six months of 2003 while operating result rose 66% to EUR1,237 million. The increase in selling prices over the period has, on average at Group level, only compensated for much higher raw materials costs. The year-on-year improvement of results was therefore primarily due to Arcelor focusing on its core business, realizing synergies and operating its plants efficiently. Management aggressively pursued the implementation of its *"Transformation"* strategy, reducing debt, divesting non-core activities and expanding in key geographical areas through internal and external growth.

The successful EUR1.17 billion capital increase completed by Arcelor in July 2004 will allow the Group to finance the development of its Brazilian interests, facilitate further acquisitions and maintain a strong financial profile

Luxembourg, July 30, 2004 – The board of directors of Arcelor met on July 29, 2004 under the chairmanship of Joseph Kinsch. It reviewed the consolidated financial statements for the second quarter of 2004 and approved the Group consolidated financial statements for the first half of 2004.

At June 30, 2004, consolidated net result, group share, was EUR865 million, versus EUR358 million for the first half of 2003.

At EUR14,593 million for the first half of 2004 compared to EUR13,582 million for the same period last year, **consolidated revenue** increased 7.4% (+10.6% on a comparable basis). This evolution reflects the overall increase of steel prices, with the rise being less pronounced in the Flat Carbon Steel sector, and year-on-year changes in the scope of consolidation. The growth strategy of the Long Carbon Steel sector led to acquisitions in Argentina and Italy (integration of Acindar in May 2004 and Travi e Profilati di Pallanzeno in July 2003) while Arcelor's carbon tubes business, considered as non-core, exited the perimeter of the Distribution-Transformation-Trading sector in early April 2004.

Consolidated **gross operating result** amounted to EUR1,779 million for the first half of 2004 versus EUR1,276 million for the same period last year, or a 12.2% margin compared with 9.4% last year. It was negatively impacted (EUR45 million) by several non-recurring items (restructuring charges and capital gains on disposals).

Consolidated **operating result** amounted to EUR1,237 million for the first half of 2004 versus EUR745 million for the same period last year, which corresponds to a 8.5% margin versus a 5.5% margin respectively. The result no longer includes the amortisation of negative goodwill, which had contributed +EUR49 million to the 2003 first half operating result.

After a financial result of EUR-134 million, a contribution from associates of EUR188 million (incl. EUR85 million for CST and Acesita) and income tax of EUR305 million, the consolidated **net result**, group share, increased 141%, to EUR865 million versus EUR358 million for the first half of 2003.

Key Figures

In millions of euros	**1st Half 2003**	**1st Quarter 2004**	**2nd Quarter 2004**	**1st Half 2004**
Revenue	13,582	6,899	7,694	14,593
Gross Operating Result	1,276	696	1,083	1,779
Operating Result	745	409	828	1,237
Net Result, Group share	358	234	631	865
Earnings per Share *(in €)*	0.75	0.49	1.25	1.76

Net Financial Debt

Net financial debt decreased by EUR937 million to EUR3,527 million at the end of June 2004 versus EUR4,464 million at 31 December 2003 and EUR4,027 million at the end of March 2004. The net debt-to-equity ratio (including minority interests) decreased to 0.38 from 0.55 at the end of 2003 and 0.46 at the end of the first quarter of 2004.

Cash-flow from operations amounted to EUR1,309 million over the first six months of 2004, reflecting higher margins and a tight control on working capital needs. Capital expenditure remained in line with depreciation. Free cash flow was used to pay EUR223 million of dividends in May 2004 and to reimburse debt. Debt reduction was also helped by the conversion of Arcelor's O.C.E.A.N.E. 3% 2006 in the first quarter of 2004 (impact of EUR-277 million).

In millions of euros	December 31, 2003	March 31, 2004	June 30, 2004
Shareholders' equity*	8,139**	8,682	9,271
Net financial debt	4,464	4,027	3,527
Net financial debt/Shareholders' equity*	0.55	0.46	0.38

** Including minority interests*
*** including residual negative goodwill*

Flat Carbon Steel

Revenue for the Flat Carbon Steel sector was up 4.3% at EUR7,690 million. This compared with EUR7,374 million for the first half of 2003 (+4.4% on a comparable basis). Total shipments increased 5.6% to 14,224 kt from 13,472 kt for the first half of 2003, mainly driven by higher deliveries to the General Industry segment. Shipments to the Auto industry (35% of total Flat Carbon Steel shipments) increased 3% year-on year. The average realised selling price was only slightly higher year-on-year as Arcelor's prices only started to increase in the second quarter of 2004.

At EUR884 million compared with EUR843 million for the first half of 2003, **gross operating result** was up 4.9%. Operating costs surged, impacted by the prices of raw materials, but this was offset to a large extent by Arcelor's continuous cost improvement and efficiency programmes. The favourable Euro/USD exchange rate also compensated for approximately a third of the year-on-year increase in the cost of input.

The reported margin was impacted by restructuring charges of EUR95 million, related to the Group's operations in Belgium.

Operating result, at EUR592 million for the first half of 2004 compared to EUR562 million for the first half of 2003, corresponds to a stable margin of 7.7%.

Long Carbon Steel

Revenue for the Long Carbon Steel sector was up 36.7% at EUR2,927 million, which compared with EUR2,141 million for the first half of 2003 (+29.7% on a comparable basis). This was due to a strong increase in prices, a good level of demand in Europe and buoyant export markets for Arcelor's South American operations. The integration of high-quality assets (primarily Acindar, in Argentina, since May 2004, and the rolling mill in Pallanzeno, in Italy, since July 2003) into the scope of Arcelor's Long Carbon Steel sector contributed an additional EUR177 million.

Total shipments increased 15.5%, from 5,951 kt in the first half of 2003 to 6,873 kt for the first half of 2004. This included 410 kt additional shipments from Acindar and Pallanzeno compared to the same period last year.

Gross operating result more than doubled, from EUR249 million for the first half of 2003 to EUR538 million for the first half of 2004. Costs of inputs surged year-on-year, driven by the sharp increase in scrap prices, but Arcelor's Long Carbon Steel sector more than compensated for this evolution through increased selling prices. The net effect of these

two factors for the European and South American operations has been a positive EUR141 million. In addition to these developments, the highly profitable operations of Acindar and the capital gain on the disposal of Aciérie de l'Atlantique in June 2004 generated a further EUR42 million and EUR52 million respectively.

Operating result reached EUR440 million, up EUR290 million from EUR150 million for the first half of 2003. This corresponds to a 15% margin versus a 7% margin last year.

Stainless Steel, Alloys and Specialty Plates

Revenue for the Stainless Steels, Alloys and Specialty Plates sector was EUR2,401 million, up 5.8% from 2,270 million last year (+7.6% on a comparable basis). Volumes were down 9.6% to 1,202 kt from 1,329 kt in the prior year as they were impacted by the disposal of Thainox (Thailand) in the first quarter and of the assets of the US-based company J&L in June 2004. The European Flat Stainless entity Ugine & ALZ saw its deliveries decline by 4.1% year-on-year. European customers slowed down their purchase in the second quarter in anticipation of lower alloy surcharges and holding inventories.
The increase in revenue was due to much higher selling prices. But while the alloy surcharge rose sharply year-on-year driven by nickel prices (+64% for LME cash prices between the first half of 2003 and the first half of 2004), European base prices edged slightly down.

Gross operating result reached EUR109 million, up 26.7% from EUR86 million last year. The decline in volumes mentioned above had little impact on profitability as it affected low-margin products. The price/cost squeeze was close to zero. The increase in the results compared to last year has only been generated from Arcelor's cost savings measures.

The reported margin was also impacted by restructuring charges of EUR17 million, coming from Long Stainless operations. Finally, the French steelshop of L'Ardoise (Southern France – capacity of 600 kt per year) was permanently shut down at the end of June 2004.

Operating result, at EUR42 million for the first half of 2004 compared to EUR5 million for the first half of 2003, mirrors the evolution of the gross operating result.

Distribution-Transformation-Trading

Revenue of the DTT sector declined 6.5% to EUR3,997 million for the first half of 2004 from EUR4,276 million in the first half of 2003, but increased 6.6% on a comparable basis, under the positive impact of higher selling prices. Several businesses have been disposed of since last year including a trading activity, the company PUM Plastiques and the carbon steel tubes business of the Group. The sale of these non-core activities did not negatively impact the margins of the sector.

Gross operating result, at EUR247 million for the first half of 2004 compared with EUR91 million for the first half of 2003 and **operating result**, at EUR188 million versus EUR40 million, showed strong progress. Non-recurring items represented +11 million euros. The operational improvement was due to a favourable price/cost squeeze which accelerated during the second quarter of 2004. All business units in the sector, particularly the Distribution and Service Centres, posted excellent performances.

Revenue, Gross Operating Result and Operating Result by business sector

In millions of euros	1st Half 2003					1st Half 2004				
	Revenue	**Gross Op. Result**	%	**Op. Result**	%	**Revenue**	**Gross Op. Result**	%	**Op. Result**	%
Flat Carbon Steel	7,374	843	*11.4%*	562	*7.6%*	7,690	884	*11.5%*	592	*7.7%*
Long Carbon Steel	2,141	249	*11.6%*	150	*7.0%*	2,927	538	*18.4%*	440	*15.0%*
Stainless, Alloys & Specialty Plates	2,270	86	*3.8%*	5	*0.2%*	2,401	109	*4.5%*	42	*1.7%*
Distribution, Transformation, Trading	4,276	91	*2.1%*	40	*0.9%*	3,997	247	*6.2%*	188	*4.7%*
Others	*430*	*1*	*n.a.*	*-18*	*n.a.*	*532*	*-3*	*n.a.*	*-29*	*n.a.*
Intra-Group	*-2,909*	*6*	*n.a.*	*6*	*n.a.*	*-2,954*	*4*	*n.a.*	*4*	*n.a.*
Total	**13,582**	**1,276**	***9.4%***	**745**	***5.5%***	**14,593**	**1,779**	***12.2%***	**1,237**	***8.5%***

Prospects

Over the past six months, the global economy in general and steel markets in particular have been driven by sustained growth in North America and Asia, while Western European economies were lagging behind (which contrasted with good economic performances of Eastern European countries). These regions are not expected to show any particular weakness in the second part of the year, in terms of industrial production. The Chinese GDP growth rate has started to reflect the political measures taken to cool down the economy but remains robust and should continue to drive favourably the steel industry.

Raw materials and logistics prices remain high with freight rates, coke, scrap and nickel prices on the rise again early July, after downward adjustments on international spot markets in the second quarter of 2004.

As announced by the Group, quarterly prices for flat carbon steel products will increase significantly in the third quarter in a move to offset rising costs and to adjust European prices to international levels. In the current business context, there may be room for further upward price adjustments in the fourth quarter of 2004.

Demand for long carbon steel products remains generally good. Prices either continue to increase or adjust depending on products. The average realised selling price should therefore stabilize for the sector over the coming months.

The order book for the Stainless Steel Sector (flat stainless steels) is full until the end of September and base prices will remain firm for the rest of the year. A decline in nickel prices in the fourth quarter, if it were to materialize, could however lead to wait-and see attitudes from European customers at year end.

Finally, the Distribution-Transformation-Trading sector will see its activity slowing down for seasonal reasons in the third quarter and will monitor its offer accordingly.

In the current business environment, Arcelor's execution of its industrial, commercial and financial strategy should lead to good results for the year ending in December 2004.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million tonnes of steel in 2003. Employing 98,000 employees at the end of 2003 in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations and social responsibility in the world of steel.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Investor Relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98